Mail Stop 0610   May 29, 2008

Dr. Tony Milici
Chief Executive Officer
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, Colorado 80033

Re: GeneThera, Inc.
        Revised preliminary information statement filed May 29, 2008
        File No. 0-27237

Dear Dr. Milici:

        We have reviewed the referenced filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to the articles of incorporation, as amended, to authorize us to effect a
reverse stock split of our common stock in the range of from 1:300 to 1:5000, as
determined in the sole discretion of our board of directors.

Reverse split may increase our ability to effect acquisitions and/or attract a merger
candidate

   1. We note your response to comment 3 and the information contained in your
      correspondence to the Commission dated May 28, 2008 relative to an adjustment
      in certain filing dates in which correspondence the company states "we are in

negotiations with a group of investors to participate in a long-term investment with us that will not continue negotiations if we are not on an exchange that requires full reporting on a quarterly and annual basis." Please advise us supplementally, with a view to possible disclosure, of the nature and status of these negotiations. Specifically, please advise us whether a change in control or reverse acquisition is contemplated and whether your shareholders will be provided an opportunity to vote on any such possible transaction. In addition, since the OTC Bulletin Board is not an exchange, do you contemplate registration with an exchange and, if so, when? We may have additional comments.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director